EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the use in this Registration Statement of Electro Energy, Inc. and Subsidiaries on Form SB-2/A Amendment No. 5 (File No. 333-121026) of our report dated March 3, 2005, (except for Note 13, as to which the date is March 22, 2005), relating to the consolidated financial statements of Electro Energy, Inc. and Subsidiary, and our report dated February 11, 2005 relating to the audit of the statement of revenue and direct expenses of EaglePicher Power Systems (a division of EaglePicher Technologies, LLC) for the period from December 1, 2002 through September 30, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ Marcum & Kliegman, LLP

New York, New York
August 2, 2005